EXHIBIT 99.1

NXT Energy Solutions Announces Third Quarter 2025 Results

CALGARY, AB, November 12, 2025 – NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX: SFD; OTCQB: NSFDF) today announced financial and operating results for the quarter ended September 30, 2025. Dollar amounts are in Canadian Dollars, unless otherwise identified.

Bruce G. Wilcox, CEO of NXT, commented, “The company’s revenue performance for the first nine months of 2025 marks a dramatic turnaround from the prior year. Year-to-date SFD®-related revenue reached $14.21 million versus $0.60 million for YTD 2024. This growth was driven by two key projects: the African SFD® survey and the Southeast Asia SFD® survey which highlights a significant increase in commercial activity and project execution. NXT achieved a significant improvement in bottom-line performance, reporting a YTD 2025 net loss of $1.08 million, a reduction from the $6.28 million net loss in YTD 2024.

The YTD 2025 result was heavily skewed by a non-cash accounting charge. The company recognized a loss of $5.83 million on the fair value remeasurement of its convertible debentures. This charge is a direct result of the significant increase in NXT’s common share price during the period, which increased the liability value of the conversion feature. This accounting requirement masks a much stronger underlying operational performance. Excluding this non-cash accounting charge, the Company’s pre-tax operational performance would shift from a loss of $1.08 million to a profit of approximately $4.75 million, dramatically illustrating the positive impact of the year’s commercial success. Year to date approximately US$5.72 million, or 92.7% of the debentures have been converted into approximately 29.4 million common shares.

I am also pleased to announce that our team has deployed to Pakistan to commence the data acquisition phase of the SFD® survey for AL-Haj Enterprises Private Limited (“AEPL”). We expect to deliver NXT’s interpretations and recommendations during the fourth quarter of 2025.”

Key financial and operational highlights during the third quarter of 2025 are summarized below:

•	the Company recorded SFD®-related revenues of approximately $14.21 million for YTD 2025 versus $0.60 million for YTD 2024;
•	the Company recorded SFD®-related revenues of approximately $0.09 million for Q3-25 versus $nil for Q3-24;
•	in July 2025 the Company completed the integration phase of the Southeast Asia SFD® Survey;
•	net working capital was approximately $2.60 million at September 30, 2025, an increase of $9.28 million since December 31, 2024;
•	cash flow provided by operating activities was approximately $0.73 million during YTD 2025, compared to $2.58 million used by operating activities in YTD 2024;
•	cash flow used by operating activities was approximately $1.08 million during Q3-25, compared to $1.32 million used by operating activities in Q3-24;
•	cash and short-term investments as at September 30, 2025, were approximately $0.95 million;
•	for YTD 2025 the net loss was $1.08 million, including non-cash charges for stock-based compensation expenses (“SBCE”), amortization expenses and remeasurement loss, all totaling approximately $7.97 million, versus a net loss of $6.28 million in YTD 2024;
•	for Q3-25 the net loss was $1.78 million, including SBCE, amortization expenses and remeasurement loss, all totaling approximately $0.22 million, versus a net loss of $1.48 million in Q3-24;
•	net loss per share for Q3-25 was $0.02 per share (basic and diluted), versus $0.02 per share (basic and diluted) in Q3-24;
•	net loss per share for YTD 2025 was $0.01 per share (basic and diluted), versus a net loss of $0.08 per share (basic and diluted) in YTD 2024;
•	general and administrative (“G&A”) expenses increased by approximately $0.45 million (15%) in YTD 2025 as compared to YTD 2024; and
•	G&A expenses increased by approximately $0.12 million (12%) in Q3-25 as compared to Q3-24.

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Subsequent to September 30, 2025:

•	the Company’s data acquisition team deployed to Pakistan to commence the SFD® survey for AEPL; and
•	the Company once again was named a finalist for the Excellence in Energy - Upstream category at the 27th Annual Platts Global Energy Awards.

Summary highlights of NXT’s third quarter and year to date 2025 financial statements (with comparative figures to 2024) are noted below. All selected and referenced financial information noted below should be read in conjunction with the Company’s September 30, 2025, unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis (“MD&A”).

(All in Canadian $)	Q3-25	Q3-24	2025 YTD	2024 YTD
Operating results:
SFD®-related revenues	$91,922	$-	$14,212,469	$602,072
SFD®-related costs, net	696,798	338,786	4,296,424	1,322,886
General & administrative expenses	1,122,666	1,003,871	3,439,472	2,987,220
Amortization	482,555	482,157	1,438,700	1,404,855
Interest, foreign exchange, remeasurement (gain) loss, and other expenses	(429,057)	(347,414)	6,117,053	1,164,324
Net loss	(1,781,040)	(1,477,400)	(1,079,180)	(6,277,213)
Loss per common share:
Basic & Diluted	$(0.02)	$(0.02)	$(0.01)	$(0.08)
Common shares outstanding as at end of the period	109,250,773	78,389,422	109,250,773	78,389,422
Basic average common shares Outstanding	108,991,429	78,341,847	91,088,668	78,209,964
Cash provided by (used in):
Operating activities	$(1,079,420)	$(1,320,888)	$731,832	$(2,580,785)
Financing activities	(161,612)	(156,678)	(405,957)	3,159,687
Investing activities	165,797	-	(89,446)	(95,446)
Effect of foreign rate changes on cash	74,084	(12,905)	(20,442)	(10,198)
Net cash inflow (outflow)	(1,001,151)	(1,490,471)	215,987	473,258
Cash and cash equivalents, beginning of the period	1,947,533	2,365,442	730,395	401,713
Cash and cash equivalents, end of the Period	946,382	874,971	946,382	874,971
Total cash and short-term investments	946,382	942,515	946,382	942,515
Net working capital balance	2,600,426	(2,935,727)	2,600,426	(2,935,727)

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NXT’s third quarter 2025 financial and operating results have been filed in Canada on SEDAR+ at www.sedarplus.ca, and will soon be available in the USA on EDGAR at www.sec.gov/edgar, as well as on NXT’s website at www.nxtenergy.com.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker

Investor Relations

302, 3320 – 17th AVE SW

Calgary, AB, T3E 0B4

+1 403 264 7020

nxt_info@nxtenergy.com www.nxtenergy.com

Forward-Looking Statements

Certain information provided in this press release may constitute forward-looking information within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “estimate”, “will”, “expect”, “plan”, “schedule”, “intend”, “propose” or similar words suggesting future outcomes or an outlook. Forward-looking information in this press release includes, but is not limited to, information regarding: the timing of the booking of SFD® surveys for 2025 and 2026 (including AEPL), the positive financial impact of SFD® surveys in 2025 and 2026, and NXT’s new business growth strategy of generating diversified revenue. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to several factors and risks. Additional risk factors facing the Company are described in its most recent Annual Information Form for the year ended December 31, 2024, and MD&A for the three months ended September 30, 2025, which have been filed

Non-GAAP Measures

This news release contains disclosure respecting non-GAAP performance measures including net working capital which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  This measure is included to enhance the overall understanding of NXT’s ability to assess liquidity at a point in time.  Readers are urged to review the section entitled “Non-GAAP Measures” in NXT’s MD&A for the period ended September 30, 2025, which is available under NXT’s profile on SEDAR+ at www.sedarplus.ca, for a further discussion of such non-GAAP measures. The financial information accompanying this news release was prepared in accordance with US GAAP, unless otherwise noted.  The MD&A and the unaudited condensed consolidated interim financial statements and notes for the three and nine months ended September 30, 2025, are available in the Investor Relations section of www.nxtenergy.com, or under NXT’s SEDAR+ profile at www.sedarplus.ca.

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